FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the "Company"), as of and for the six months ended June 30, 2017.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;

•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to integrate into our fleet any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists;

•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

•
the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values; and  other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: August 2, 2017	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2016 and 2017, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission, or the Commission, on March 14, 2017.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed with the Commission, on March 14, 2017.

Overview

We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2017, our fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, three 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, the M/T Nord Valiant and the M/T Stenaweco Elegance. We also own a newbuilding 50,000 dwt product/chemical tanker, Hull No 2648, scheduled for delivery from Hyundai Mipo Dockyard ("Hyundai") in July 2018 and 50% interests in two newbuilding 50,000 dwt product/chemical tankers scheduled for delivery from Hyundai in January and April 2018 respectively.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Non-US GAAP Measures

This report describes adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a "Non-US GAAP" measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire and vessel impairments,) and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Income to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2016	2017

Net income/(loss) and comprehensive income/(loss)	290	(5,838)

Add: Bareboat charter hire expenses	3,132	3,115
Add: Amortization of prepaid bareboat charter hire	789	829
Add: Vessel depreciation	1,228	2,790
Add: Interest and finance costs	774	7,457
Add: (Gain) on financial instruments	(1,220)	(1,057)

Adjusted EBITDA	4,993	7,296

A.	Operating Results

For additional information please see our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission, or the Commission, on March 14, 2017, "Item 5. Operating and Financial Review and Prospects".

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

The following table depicts changes in the results of operations for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.

	Six Month Period Ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)			$	%
Voyage Revenues	11,627	18,982	7,355		63.3%
Voyage expenses	301	496	195		64.8%
Bareboat charterhire expenses	3,132	3,115	(17)		-0.5%
Amortization of prepaid bareboat charter hire	789	829	40		5.1%
Other vessel operating expenses	4,445	6,596	2,151		48.4%
Vessel depreciation	1,228	2,790	1,562		127.2%
Management fees-related parties	764	3,126	2,362		309.2%
Other operating gain, net	-	(914)	(914)		100%
General and administrative expenses	1,117	3,502	2,385		213.5%
Expenses	11,776	19,540	7,764		65.9%
Operating loss	(149)	(558)	(409)		274.5%
Interest and finance costs	(774)	(7,457)	(6,683)		863.4%
Gain on financial instruments	1,220	1,057	(163)		-13.4%
Debt forgiveness	-	1,118	1,118		100%
Other, net	(7)	2	9		-128.6%
Total other expenses, net	439	(5,280)	(5,719)		-1,302.7%
Net income/(loss)	290	(5,838)	(6,128)		-2,113.1%

Period in Period Comparison of Operating Results

1.	Voyage revenues

	Six months ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)		$ %
Voyage revenues	11,627	18,982	7,355	63%

During the six months ended June 30, 2017, revenues increased by $7.4 million, or 63%, compared to the six months ended June 30, 2016. This increase was mainly due to the employment of M/T Nord Valiant from August 15, 2016 that resulted in an increase in revenue of $3.0 million, the full employment of M/T Stenaweco Excellence, throughout the six months ended June 30, 2017, that resulted in an increase in revenue of $2.3 million (as opposed to being employed for approximately one month for the six months ended June 30, 2016), the employment of M/T Stenaweco Elegance from March 5, 2017 that resulted in an increase in revenue of $1.9 million and the full employment of M/T Eco Revolution, throughout the six months ended June 30, 2017, that resulted in an increase in revenue of $0.4 million (as opposed to being employed for approximately five months for the six months ended June 30, 2016). These increases were offset by $0.2 million of decreased revenues from the employment of M/T Stenaweco Energy and M/T Stenaweco Evolution, due to an agreed temporary reduction in their daily time charter rate that we agreed in order to extend the life of their respective time charters.

2.	Other vessel operating expenses

	Six months ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)		$ %
Other vessel operating expenses	4,445	6,596	2,151	48%

During the six months ended June 30, 2017, vessel operating expenses increased by $2.2 million, or 48%, compared to six months ended June 30, 2016. This increase was mainly due to fact that M/T Nord Valiant started operating from August 10, 2016 that resulted in an increase in operating expenses of $0.9 million, M/T Stenaweco Elegance started operating from February 28, 2017 that resulted in an increase in operating expenses of $0.9 million and M/T Stenaweco Excellence was operating throughout the six months ended June 30, 2017, that resulted in an increase in operating expenses of $0.4 million (as opposed to operating for approximately one month for the six months ended June 30, 2016).

3.	Vessel depreciation

	Six months ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)		$ %
Vessel depreciation	1,228	2,790	1,562	127%

During the six months ended June 30, 2017, vessel depreciation increased by $1.6 million, or 127%, compared to the six months ended June 30, 2016. This increase was mainly due to fact that M/T Nord Valiant started operating from August 10, 2016 that resulted in an increase in depreciation expense of $0.6 million, M/T Stenaweco Excellence was operating throughout the six months ended June 30, 2017, that resulted in an increase in depreciation expense of $0.5 million (as opposed to operating for approximately one month for the six months ended June 30, 2016), M/T Stenaweco Elegance started operating from February 28, 2017 that resulted in an increase in depreciation expense of $0.4 million and M/T Eco Revolution was operating throughout the six months ended June 30, 2017, that resulted in an increase in depreciation expense of $0.1 million (as opposed to operating for approximately five months for the six months ended June 30, 2016).

4.	Management fees—related parties

	Six months ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)		$ %
Management fees—related parties	764	3,126	2,362	309%

During the six months ended June 30, 2017, management fees to related parties increased by $2.4 million, or 309%, compared to the six months ended June 30, 2016. This increase was mainly due to the fact that on March 27, 2017 we granted to Central Shipping Monaco SAM ("CSM"), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, a $1.3 million cash performance fee for its dedication and provision of high quality ship management and newbuilding supervision services during 2016. Furthermore pursuant to our management agreement with CSM we paid $0.7 million of sale and purchase commissions to CSM relating to our vessel acquisitions in the period ended June 30, 2017. Finally this increase was also due to fact that M/T Nord Valiant started operating from August 10, 2016 that resulted in an increase in management fees of $0.2 million and M/T Stenaweco Excellence was operating throughout the six months ended June 30, 2017, that resulted in an increase in management fees of $0.2 million (as opposed to operating for approximately one month for the six months ended June 30, 2016).

5.	Other operating gain, net
.
During the six months ended June 30, 2017 we wrote-off $0.9 million of accrued liabilities relating to old charter parties of sold vessels, mainly relating to unearned revenue, as the time frame for our counterparties to claim these amounts has been time barred.

6.	General and administrative expenses

General and administrative expenses include executive compensation paid to Central Mare for the provision of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve as our Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and other administrative employees. For further information, please see our Annual Report on Form 20-F for the year ended December 31, 2016, "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Central Mare Letter Agreement, Management Agreements, and Other Agreements".

	Six months ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)		$ %
General and administrative expenses	1,117	3,502	2,385	214%

During the six months ended June 30, 2017, our general and administrative expenses increased by $2.4 million, or 214%, compared to the six months ended June 30, 2016. This increase is mainly attributed to a bonus of $1.5 million, an increase of $0.9 million in manager and employee related expenses and an increase of $0.2 million in other general and administrative expenses. These increases were offset by a decrease in stock-based compensation expense of $0.2 million.

7.	Interest and finance Costs

	Six months ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)		$ %
Interest and finance costs	(774)	(7,457)	(6,683)	863%

During the six months ended June 30, 2017, interest and finance costs increased by $6.7 million, or 863%, compared to the six months ended June 30, 2016. This increase is mainly attributed to:

a)
An increase of $3.0 million in amortization of debt discount relating to the convertibility features of the Series C convertible preferred shares, absent in the same period of 2016 (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2017 – "Note 7 -Debt" included elsewhere in this document).

b)
An increase of $1.9 million in loan interest expense, since in the six months ended June 30, 2017 we had senior loan facilities with ABN Amro Bank, NORD/LB Bank and Alpha Bank for the financing of the vessels M/T Eco Revolution, M/T Eco Fleet, M/T Nord Valiant, M/T Stenaweco Excellence and M/T Stenaweco Elegance as well as the Family Trading Facility, while in the same period of 2016 we only incurred interest expense for M/T Eco Fleet and M/T Eco Revolution (ABN Facility), part of which was capitalized as imputed interest and M/T Stenaweco Excellence (NORD/LB facility) for approximately one month.

c)
An increase of $0.8 million in non-cash debt conversion expenses relating to the convertibility features of the amended Family Trading facility, absent in the same period of 2016 (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2017 – "Note 7 -Debt" included elsewhere in this document).

d)
An increase of $0.8 million in amortization of finance fees mainly due to the fact that in the six months ended June 30, 2017 we accelerated the amortization of arrangement fees of two of our short term notes due to their prepayment ($0.4 million) and incurred increased amortization expenses due to the fact that we had more debt facilities in place compared to the same period in 2016.

e)	An increase of $0.2 million in other financial costs.

8.	(Loss)/Gain on derivative financial instruments

	Six months ended June 30,		Change
	2016	2017	June 30, 2016 vs June 30, 2017
	($ in thousands)		$ %
Gain on derivative financial instruments	1,220	1,057	(163)	-13%

During the six months ended June 30, 2017, fair value gain on derivative financial instruments decreased by $0.2 million, or 13%, compared to the six months ended June 30, 2016, mainly due to a $0.3 million increase in realized losses on interest rate swaps and a loss of $0.2 million from the valuation of our interest rate swaps we incurred in the six months ended June 30, 2016. This increase was offset by an increase of $0.3 million in the gain we recognized from the valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014 (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2017 – "Note 11 -Financial Instruments " included elsewhere in this document).

Recent Developments

On July 12, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Xanthe Holdings Ltd., or Xanthe, a non-affiliated, non-US company, affiliated with Kalani, in the principal amount of $3.1 million for a cash consideration of $3.0 with a mandatory redemption no later than November 7, 2017.

On July 17, 2017, we signed a commitment letter with Amsterdam Trade Bank of Holland ("AT Bank"), for a senior debt facility (the "Senior Facility") of up to $23.5 million to fund the delivery of Hull No 2648, due for delivery in the third quarter of 2017. The Senior Facility remains subject to the agreement and the execution of customary legal documentation. The Senior Facility will be payable in 20 consecutive quarterly installments of $0.3 million, commencing three months from draw down, and a balloon payment of $17.0 million payable together with the last installment. The Senior Facility will bear interest at LIBOR plus a margin of 4% and a commitment fee of 2% per annum will be payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On the same date we signed a commitment letter also with AT Bank for a senior debt facility of up to $9.0 million for the pre-delivery financing of Hull No 2648 (the "Predelivery Facility"). The Predelivery Facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of Hull No 2648 due for payment between August 2017 and May 2018 and will be repaid from the proceeds of the Senior Facility on the drawdown of the latter. The Predelivery Facility will bear interest at LIBOR plus a margin of 8.5% and a commitment fee of 4.25% per annum will be payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.

Reverse Stock Splits

On May 11 and June 23, 2017, we effected a 1-for-20 and a 1-for-15 reverse stock split of our common stock respectively. There was no change in the number of our authorized common shares. All share and per share amounts, as well as warrant shares eligible for purchase under our warrants have been retroactively adjusted to reflect these reverse stock splits.

B.	Liquidity and Capital Resources

Since our formation, our principal source of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and, related party short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of June 30, 2017, we had a total indebtedness of $105.2 million, which after excluding unamortized financing fees and debt discounts amounts to $112.2 million.

As of June 30, 2017, our cash and cash equivalent balances amounted to $8.0 million, held in U.S. Dollar accounts, $6.4 million of which are classified as restricted cash.

Working Capital Requirements and Sources of Capital

As of June 30, 2017, we had a working capital deficit (current assets less current liabilities) of $14.0 million, commitments under operating leases of $6.3 million and commitments for capital expenditures amounting to $12.0 million payable in 2017 and $48.2 million payable in 2018.

Our operating cash flow for the remainder of 2017 is expected to increase compared to the same period in 2016, as we expect to generate more revenue from employing seven vessels as opposed to the six months ended June 30, 2016 where six vessels were employed.

We expect to finance our capital requirements, commitments under operating leases and working capital deficit through the following:

a)
a $9.0 million expected drawdown in the next 12 months and another $14.5 million in the third quarter of 2018 under a senior secured credit facility for which we have signed a commitment letter with AT Bank,

b)	drawdowns under our unsecured credit line with Family Trading Inc, which as of June 30, 2017 had an undrawn balance of $12 million,

c)	proceeds from share issuances from our Equity Line with Kalani Investments Inc., which as of June 30, 2017 had an undrawn balance of $10.7 million,

d)	cash from operations,

e)	a senior facility of $19.1 million that we expect to enter into for the financing of Hull No S443 and Hull No S444

f)	other sources such as funds from our major shareholder if required.

Cash Flow Information

Unrestricted cash and cash equivalents were $0.6 million and $1.6 million as of June 30, 2016 and 2017 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities decreased by $3.1 million, during the six months ended June 30, 2017 to a net outflow of $1.2 million, compared to a net inflow of $1.9 million for the six months ended June 30, 2016.

Net Cash from Investing Activities.

Net cash used in investing activities in the six months ended June 30, 2017 was $55.9 million, consisting mainly of $43.8 million cash paid for vessels, $11.2 million cash paid for investments in unconsolidated joint ventures and a $0.9 million increase in restricted cash.

Net Cash from Financing Activities.

Net cash provided from financing activities in the six months ended June 30, 2017 was $58.5 million, consisting of $34.2 million of proceeds from short term notes, $23.4 million from long term debt (Alpha Bank Facility), $7.5 million of proceeds from the sale of our Series C convertible preferred shares, $3.0 million of proceeds from related party debt (Family Trading Facility) and $0.5 million of proceeds from warrants exercised.

These inflows were partially offset by $4.6 million of scheduled debt repayments, $4.1 million prepayments of related party debt (Family Trading Facility), $0.9 million payments of financing costs and $0.5 million of equity offering related costs.

TOP SHIPS INC.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 AND JUNE 30, 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2016	2017

CURRENT ASSETS:

Cash and cash equivalents	127	1,589
Trade accounts receivable	19	20
Prepayments and other	864	364
Due from related parties	34	-
Inventories	583	658
Prepaid bareboat charter hire	1,657	1,656
Restricted cash	1,257	1,270
Total current assets	4,541	5,557

FIXED ASSETS:

Vessels, net and advances for vessels under construction (Note 4)	126,170	158,007
Other fixed assets, net	1,161	1,101
Total fixed assets	127,331	159,108

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire	6,935	6,107
Investments in unconsolidated joint ventures (Note 13)	-	11,200
Restricted cash	4,210	5,092
Derivative financial instruments (Note 11)	300	202
Total non-current assets	11,445	22,601

Total assets	143,317	187,266

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	7,995	9,648
Short-term debt (Note 7)	-	3,776
Debt from related parties (Note 7)	4,085	-
Due to related parties (Note 5)	1,108	611
Accounts payable	1,902	2,088
Accrued liabilities	2,965	2,584
Unearned revenue	1,978	852

Total current liabilities	20,033	19,559

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 11)	3,563	2,028
Non-current portion of long term debt (Note 7)	72,459	89,321
Non-current portion of debt from related parties (Note 7)	-	2,447

Total non-current liabilities	76,022	93,796

COMMITMENTS AND CONTINGENCIES (Note 11)

Total liabilities	96,055	113,355

MEZZANINE EQUITY:
Preferred stock; 2,106 and 446 Series B shares issued and outstanding at December 31, 2016 and June 30, 2017 with $0.01 par value (Note 12)	1,741	369

EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; 0 and 100,000 Series D shares authorized, issued and outstanding at December 31, 2016 and June 30, 2017	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 18,964 and 8,640,174 shares issued and outstanding at December 31, 2016 and June 30, 2017 (Note 9)	-	86
Additional paid-in capital (Note 9)	328,762	361,411
Accumulated deficit	(283,241)	(289,088)

Total stockholders' equity	45,521	72,409

Non-controlling Interests	-	1,133
Total equity	45,521	73,542

Total liabilities and equity	143,317	187,266

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2016	2017

REVENUES:

Revenues	$11,627	$18,982

EXPENSES:

Voyage expenses	301	496
Bareboat charter hire expenses	3,132	3,115
Amortization of prepaid bareboat charter hire	789	829
Other vessel operating expenses	4,445	6,596
Vessel depreciation (Note 4)	1,228	2,790
Management fees-related parties (Note 5)	764	3,126
Other operating gain, net	-	(914)
General and administrative expenses	1,117	3,502

Operating loss	(149)	(558)

OTHER INCOME (EXPENSES):

Interest and finance costs (including $143 and $1,225, respectively to related party) (Note 7)	(774)	(7,457)
Gain on financial instruments, net (Note 11)	1,220	1,057
Debt forgiveness (Note 7)	-	1,118
Other, net	(7)	2

Total other income/(loss), net	439	(5,280)

Net income/(loss) and comprehensive income/(loss)	290	(5,838)

Attributable to:
Common stock holders	290	(5,847)
Non-controlling interests	-	9

Earnings/(loss) per common share, basic and diluted (Note 10)	25.39	(17.32)

Weighted average common shares outstanding, basic and diluted	11,422	337,138

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

			Additional
	Common Stock		Paid-in	Accumulated
	# of Shares	Par Value*	Capital*	Deficit	Total
BALANCE, December 31, 2015	6,926	-	318,446	(284,293)	34,153
Net income		-	-	290	290
Stock-based compensation	229		209	-	209
Common shares issued in exchange of assumption of Delos Termination Fee	4,519	-	3,796	-	3,796
Issuance of common stock due to exercise of warrants	167	-	140	-	140
BALANCE, June 30, 2016	11,841	-	322,591	(284,003)	38,588

	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value*	AdditionalPaid –in Capital*	Accumulated Deficit attributable to common stockholders	Non-controlling interest	Total
BALANCE, December 31, 2016	-	-	18,964	-	328,762	(283,241)	-	45,521
Net (loss)/income				-	-	(5,847)	9	(5,838)
Issuance of common stock pursuant to convertible related party loans (Note 7)			2,590	-	2,040	-	-	2,040
Issuance of common stock pursuant to the Common Stock Purchase Agreement (Note 9)			2,090,961	21	28,602	-	-	28,623
Issuance of common stock pursuant to Series C convertible preferred shares conversions (Note 9)			6,502,903	65	3,088	-	-	3,153
Series C convertible preferred stock's beneficial conversion feature (Note 7)			-	-	7,500			7,500
Issuance of common stock due to exercise of warrants (Note 9)			1,429	-	487	-	-	487
Stock-based compensation			-	-	(8)			(8)
Excess of consideration over acquired assets			-	-	(9,309)	-	-	(9,309)
Cancellation of fractional shares due to reverse stock splits			(4)	-	-	-	-	-
Issuance of common stock pursuant to Series B convertible preferred stock conversions reflected in Mezzanine equity (Note 12)			23,331	-	1,372	-	-	1,372
Issuance of Series D convertible preferred stock (Note 9)	100,000	-	-	-	1	-	-	1
Additional paid-in capital attributed to non-controlling interests			-	-	(1,124)	-	- 1,124	-
BALANCE, June 30, 2017	100,000	-	8,640,174	86	361,411	(289,088)	1,133	73,542

*Adjusted to reflect the reverse stock splits effected in May and June (see Note 9)
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017
(Expressed in thousands of U.S. Dollars)
	Six months ended June 30,
	2016	2017
Cash Flows from Operating Activities:

Net Cash provided by/(used in) Operating Activities	1,938	(1,206)

Cash Flows from Investing Activities:
Advances for vessels under construction	(48,753)	-
Vessel acquisitions (Note 1 and 4)	-	(43,755)
Investments in unconsolidated joint ventures (Note 13)	-	(11,200)
Increase in restricted cash	(2,490)	(895)
Sale of other fixed assets, net	29	-
Net Cash used in Investing Activities	(51,214)	(55,850)

Cash Flows from Financing Activities:
Proceeds from debt (Note 7)	45,385	23,350
Proceeds from short-term Notes (Note 7)	-	34,200
Proceeds from related party debt (Note 7)	3,200	2,958
Principal payments of debt (Note 7)	(1,500)	(4,560)
Prepayment of related party debt (Note 7)	-	(4,085)
Proceeds from issuance of Series C convertible preferred stock (Note 9)	-	7,500
Proceeds from warrant exercises (Note 9)	140	513
Equity offerings costs	-	(409)
Payment of financing costs	(63)	(949)
Net Cash provided by Financing Activities	47,162	58,518

Net (decrease)/increase in cash and cash equivalents	(2,114)	1,462

Cash and cash equivalents at beginning of year	2,668	127

Cash and cash equivalents at end of the period	554	1,589

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/Accrued liabilities	787	367
Interest paid net of capitalized interest	286	2,303
Finance fees included in Accounts payable/Accrued liabilities	78	3
Offering expenses included in liabilities	515	719
Shares issued as consideration for the assumption of liabilities	3,796	-
Shares issued in exchange for converting debt, interest & finance fees	-	4,238
Settlement of Notes with common stock issued (Note 7 and 9)	-	29,306

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2017, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Shipowning Companies with vessels in operation during six months ended June 30, 2017	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy (acquired June 2014), sold January 2015
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution (acquired March 2014), sold March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence (acquired March 2014)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant (acquired March 2014)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet (acquired March 2014)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution (acquired March 2014 )
7	Astarte International Inc	April 2017	Marshall Islands	Hull No 2648

As of June 30, 2017, the Company was the owner of 90% of outstanding shares of the following company.

	Shipowning Company	Date of Incorporation	Country of Incorporation	Vessel
1	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance (acquired February 20, 2017)

As of June 30, 2017, the Company was the owner of 50% of outstanding shares of the following companies.

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	City of Athens Inc.	November 2016	Marshall Islands	Hull No S-443
2	Eco Nine Inc.	March 2015	Marshall Islands	Hull No S-444

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 14, 2017.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's  financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2017 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

On February 20, 2017, the Company acquired a 40% ownership interest in Eco Seven Inc. ("Eco Seven"), a Marshall Islands corporation, or Eco Seven, from Malibu Shipmanagement Co. ("Malibu"), a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, the Company's President, Chief Executive Officer and Director, for an aggregate purchase price of $6,500, pursuant to a share purchase agreement. On March 30, 2017, the Company acquired another 9% ownership interest in Eco Seven from Malibu for an aggregate purchase price of $1,500. On May 30, 2017, the Company acquired an additional 41% interest in Eco Seven from Malibu, for $6,500, increasing the Company's interest to 90% and hence the Company consolidates Eco Seven to its financial statements. Eco Seven owns M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017. Eco Seven is also a party to a time charter agreement that commenced upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year.

On April 26, 2017, the Company acquired a 100% ownership interest in Astarte International Inc. ("Astarte") from Indigo Maritime Ltd, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $6,000. Astarte is party to a newbuilding contract for the construction of Hull No 2648, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in July 2018.

The above transactions were approved by a special committee of the Company's board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinions from an independent financial advisor.

The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.
The amount of the consideration given in excess of the net assets acquired is recognized as a reduction to the Company's capital and presented as Excess of consideration over acquired assets in the Company's consolidated statement of stockholders' equity for the six months ended June 30, 2017. An analysis of the consideration paid is presented in the table below:

Consideration in cash	20,500
Less: Net assets of companies acquired	11,191
Excess of consideration over acquired assets	9,309

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2016 which have been filed with the US Securities and Exchange Commission on Form 20-F on March 14, 2017. There have been no changes to these policies in the six-month period ended June 30, 2017, except for:

Debt Discount: The conversions of Series C convertible preferred stock as well as drawdowns and repayments of interest, fees and principal under the Amended Family Trading Facility (see Note 7) generate beneficial conversion features, which arise when a debt or equity security is issued with an embedded conversion option that is beneficial to the investor/lender or in the money at inception, because the conversion option has an effective strike price that is less than the market price of the underlying stock at the commitment date. These are accounted for as a debt discount contra to debt and amortized over the life of the instrument in question.

Investments in unconsolidated joint ventures: The Company's investments in unconsolidated joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investments in unconsolidated joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Consolidated Statements of comprehensive income.

Recent Accounting Pronouncements:

In January 2017, the Financial Accounting Standards Board ("FASB") issued the ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company early adopted this new standard for the new acquisitions of Eco Seven and Hull No 2648.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

3.	Going Concern:

As at June 30, 2017, the Company has a working capital deficit of $14,002, commitments under operating leases of $6,282 and its capital commitments for the acquisition of its fleet for the following twelve months amount to $11,975 (see Note 8). The Company's options to fund its short term capital commitments, its commitments under operating leases and its working capital requirements over the twelve months following the date that the financial statements are issued include:

a) a $8,993 expected drawdown under senior secured credit facility for which the Company has signed a commitment letter with Amsterdam Trade Bank of Holland ("AT Bank" - see Note 14),
b) drawdowns under its unsecured credit line with Family Trading Inc ("Family Trading") (see Note 7), which as of June 30, 2017 had an undrawn balance of $12,042,
c) proceeds from share issuances from the Company's Stock purchase agreement with Kalani Investments Inc. ("Kalani"), an unaffiliated company, which as of June 30, 2017 had an undrawn balance of $10,739,
d) cash from operations
e) other sources such as funds from the Company's major shareholder if required.

Therefore, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

4.	Vessels, net and advances for vessels under construction:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost and advances for vessel under construction.	Accumulated Depreciation	Net Book Value
Balance, December 31, 2016	130,185	(4,015)	126,170
— Acquisitions	34,508	(420)	34,088
— Advances for vessels under construction	119	-	119
— Depreciation charge for the period	-	(2,370)	(2,370)
Balance, June 30, 2017	164,812	(6,805)	158,007

On February 28, 2017, Eco Seven Inc. that was later consolidated by the Company, took delivery of the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker and on March 5, 2017 the vessel commenced its time charter employment with Stena Weco A/S. The final acquisition cost of the vessel amounted to $34,508 and comprised of $33,935 of yard installments and $573 of capitalized expenses. Advances for the construction of newbuilding vessel Hull 2648 a 50,000 dwt product/chemical that the Company acquired on April 26, 2017 (see Note 1) amounted to $119 and is scheduled for delivery from Hyundai in July 2018.

All of the Company's  vessels, except for Hull No S443, Hull No S444 and Hull No 2648, have been mortgaged as security under its loan facilities (see Note 7).

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

(a)  Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Executive Vice President).

The fees charged by Central Mare for the six month periods ended June 30, 2016 and 2017 are as follows:

	Six Month Period Ended June 30,
	2016	2017	Presented in:
Executive officers and other personnel expenses	330	1,200	General and administrative expenses - Statement of comprehensive income/(loss)
Amortization of awarded shares	16	-	Management fees - related parties - Statement of comprehensive income/(loss)
Bonus	-	1,500	General and administrative expenses - Statement of comprehensive income/(loss)
Total	346	2,700

(b)  Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party affiliated with the family of Evangelos J. Pistiolis, and on March 10, 2014, June 18, 2014, January 1, 2017 and April 24, 2017 the Company entered into management agreements, or Management Agreements, between CSM and the Company's vessel-owning subsidiaries respectively.

The fees charged by and expenses relating to CSM for the periods ended June 30, 2016 and 2017 are as follows:

	Six Months Ended June 30,
	2016	2017	Presented in:
Management fees	95	34	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	658	1,081	Management fees - related parties -Statement of comprehensive income/(loss)
Supervision services fees	34	8	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	40	43	Vessel operating expenses -Statement of comprehensive income/(loss)
	45	15	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	90	87	Management fees - related parties -Statement of comprehensive income/(loss)
Financing fees	91	-	Current and non-current portion of long-term debt – Balance sheet
Commission for sale and purchase of vessels	-	707	Management fees - related parties -Statement of comprehensive income/(loss)
Commission on charter hire agreements	146	236	Voyage expenses - Statement of comprehensive income/(loss)
Performance incentive fee	-	1,250	Management fees - related parties -Statement of comprehensive income/(loss)
Total	1,199	3,461

For periods ended June 30, 2016 and 2017, CSM charged the Company newbuilding supervision related pass-through costs amounting to $491 and $109 respectively, that are not included in the table above.

(c)   Vessel Acquisitions from affiliated entities: From February 20 to June 14, 2017 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of Hull No 2648, 90% interest in M/T Stenaweco Elegance and 50% interests in Hulls No S443 and S444 (see Note 1, Note 4 and Note 13).

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Future minimum lease payments:

The Company's future minimum lease payments required to be made after June 30, 2017, relating to the bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:

Year ending December 31,	Bareboat Charter Lease Payments
2017 (remainder)	3,167
2018	6,282
2019	6,282
2020	6,299
2021	6,282
2022	1,034
Total	29,346

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

In the period ended June 30, 2017, the Company operated four vessels (M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Stenaweco Excellence and M/T Stenaweco Elegance) under time charters with Stena Weco A/S, two vessels (M/T Eco Fleet and M/T Eco Revolution) under time charters with BP Shipping and one vessel (M/T Nord Valiant) under time charter with Dampskibsselskabet Norden A/S. Future minimum time-charter receipts , based on the vessels commitments to these non-cancellable time charter contracts, as of June 30, 2017, are as follows:

Year ending December 31,	Time Charter receipts
2017 (remainder)	20,074
2018	38,071
2019	26,514
2020	9,699
2021	3,814
Total	98,172

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future

7.	Debt:

a.  Long-term debt

ABN Facility

On July 9, 2015, the Company entered into a credit facility with ABN Amro Bank of Holland ("the ABN facility") for the financing of the vessels M/T Eco Fleet and M/T Stenaweco Evolution.

The Company drew down $21,000 under the ABN facility on July 13, 2015 to finance the last shipyard installment of M/T Eco Fleet and another $1,200 on September 30, 2015.Furthermore, the Company drew down $22,200 under the ABN facility on January 15, 2016 to finance the last shipyard installment of M/T Eco Revolution. Finally, the Company drew down $20,000 under the ABN facility on August 5, 2016 to finance the last shipyard installment of M/T Nord Valiant ("Tranche C" part of the facility).

On April 21, 2017, the Company was informed by ABN Amro that the Company was in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the Company's outstanding common shares. ABN Amro requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, the Company issued the Series D preferred shares (see Note 9).  On July 28, 2017 ABN Amro by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos Pistiolis maintains an ownership interest of 30% of the Company's issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company's share capital, without ABN Amro's prior written approval.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

As at June 30, 2017, the outstanding balance of the ABN facility is $56,700.

The ABN facility bears interest at LIBOR plus a margin of 3.90%, except for the Tranche C part of the facility that bears interest at LIBOR plus a margin of 3.75%. The applicable three-month LIBOR as of June 30, 2017 was 1.30%.

NORD/LB Facility

On May 11, 2016, the Company entered into a credit facility with Norddeutsche Landesbank Girozentrale Bank of Germany for $23,185 ("the NORD/LB facility") for the financing of the vessel M/T Stenaweco Excellence.

The Company drew down $23,185 under the NORD/LB facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence.

On May 16, 2017 NORD/LB by way of a supplemental agreement provided a waiver until December 31, 2017 for the breach of the loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis maintains an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of the Company's issued and outstanding common shares. In addition NORD/LB agreed to reduce the abovementioned minimum percentage to 10%.

As at June 30, 2017, the outstanding balance of the NORD/LB facility is $21,139.

The NORD/LB facility bears interest at LIBOR plus a margin of 3.43%. The applicable three-month LIBOR as of June 30, 2017 was 1.30%.

Alpha Bank Facility

On July 20, 2016, Eco Seven that was later acquired by the Company entered into a credit facility with Alpha Bank of Greece for $23,350 ("the Alpha facility") for the financing of the vessel M/T Stenaweco Elegance. The credit facility is repayable in 12 consecutive quarterly installments of $400 and 20 consecutive quarterly installments of $303, commencing in May 2017, plus a balloon installment of $12,500 payable together with the last installment in February 2025.

The Company drew down $23,350 under the Alpha facility on February 24, 2017 to finance the last shipyard installment of the M/T Stenaweco Elegance.

The facility contains various covenants, including an asset cover ratio of 125% as well as restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•          First priority mortgage over M/T Stenaweco Elegance;
•          Assignment of insurance and earnings of the mortgaged vessel;
•          Specific assignment of any time charters with duration of more than 12 months;
•          Corporate guarantee of Top Ships Inc.;
•          Pledge of the shares of the shipowning subsidiary;
•          Pledge over the earnings account of the vessel.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

As at June 30, 2017, the outstanding balance of the Alpha facility is $22,950.

The Alpha facility bears interest at LIBOR plus a margin of 3.50%. The applicable three-month LIBOR as of June 30, 2017 was 1.30%.

b.  Short-term debt

Series C preferred convertible shares

On February 17, 2017, the Company completed a private placement of 7,500 Series C convertible preferred shares (the "Series C shares") for an aggregate principal amount of $7,500 with Xanthe Holdings Ltd ("Xanthe") a non-U.S. institutional investor, non-affiliated with the Company but affiliated with Kalani (see Note 9). The Company has accounted for the sale of the Series C shares as a debt issuance since its characteristics are more akin to debt rather than equity and dividends of the Series C shares were accounted as interest. Pursuant to the issuance of the Series C Shares, the Company recognized the beneficial conversion feature ("BCF") by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. The Company has initially recognized $7,500 of debt discount and has amortized $2,907 in the six months ended June 30, 2017, included in Interest and finance costs in the accompanying Statement of comprehensive income/(loss). As of June 30, 2017 the remaining debt discount related to the issuance of Series C shares is $4,593.

In the six months ended June 30, 2017 the Company has made the following repayments (conversions of Series C Shares into common stock):

Series C shares conversions into common stock (accounted for as repayments)	Amounts
June 27, 2017	550
June 29, 2017	1,517
June 30, 2017	748
Amount outstanding under the Series C shares	4,685

As of June 30, 2017 the Series C outstanding balance amounts to $4,685, excluding deferred finance fees of $92 and debt discounts of $4,593, and is included in Short-term debt.

Unsecured Notes

From February 6 to June 26, 2017 the Company entered into a series of unsecured short term notes (the "Notes") with Kalani and Xanthe as follows:

Agreement date	Amount drawn	Fees	Interest	Amount settled	Amounts forgiven	Outstanding Amount	Maturity	Counterparty
February 6, 2017	3,500	210	22	(3,500)	-	-	May 15, 2017	Kalani
March 22, 2017	5,000	200	7	(5,000)	-	-	October 7, 2017	Kalani
March 28, 2017	10,000	-	24	(10,000)	-	-	August 25, 2017	Kalani
April 5, 2017	7,700	-	42	(7,700)	-	-	September 4, 2017	Kalani
May 15, 2017	5,000	-	28	(3,106)	(1,118)	776	August 23, 2017	Xanthe
June 26, 2017	3,000	-	2	-	-	3,000	October 24, 2017	Kalani
	34,200	410	125	(29,306)	(1,118)	3,776

As of June 30, 2017 the Notes outstanding balance amounts to $3,776 and is included in Short-term debt.

The proceeds from the sales of the Notes were used for vessel acquisitions. The Notes bear interest at a rate of 6% and carry customary covenants and restrictions, including the covenant that all net proceeds that the Company receives from the sale of any equity securities of the Company shall be utilized exclusively to repay any outstanding amounts under the Notes until the Notes are repaid in full. The Notes also restrict the Company from redeeming, repurchasing or declaring any cash dividend or distribution on any of its capital stock (other than any obligations to do so outstanding as of the issuance dates of the Notes), as long as there are outstanding amounts under the Notes.

c.  Long-term debt from related parties

Amended Family Trading Credit Facility

On December 23, 2015, the Company entered into an unsecured revolving credit facility with Family Trading ("the Family Trading facility"), a related party owned by the Lax Trust, for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels. This facility was repayable in cash no later than December 31, 2016, but the Company had the option to extend the facility's repayment up to December 31, 2017. On December 28, 2016 the maturity of the Family Trading facility was extended to January 31, 2017 and on January 27, 2017 the maturity of the Family Trading loan was extended to February 28, 2017 with all terms remaining the same.

On February 21, 2017, the Company amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Company raises capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years. Additionally, the interest rate of the facility increased to 10% (from 9%) and the commitment fee decreased to 2.5% (from 5%). Further, under the terms of the Amended Family Trading Credit Facility, if the Company raises capital via the issuance of warrants, debt or equity, it is obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in Common Shares at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3,500 can be mandatorily prepaid in cash. Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily Volume-Weighted Average Price ("VWAP") of the Company's common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").

Further, in the case where the Company raises capital (whether publicly or privately) and the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):

a.	the price per share issued upon an equity offering of the Company;
b.	the exercise price of warrants or options for common shares;
c.	the conversion price of any convertible security into common shares; or
d.	the implied exchange price of the common shares pursuant to an asset to equity or liability to equity swap,

, then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of the Company's warrants, the Applicable Price will be reduced to the exercise price of such outstanding warrants.

As of June 30, 2017, the outstanding amount under the Amended Family Trading Credit Facility is $2,958, excluding deferred finance fees of $511, and is included in Non-current portion of debt from related parties.  The commitment fees payable and interest payable are $40 and $23 respectively. Upon conversion of the principal, interest and fees outstanding as of June 30, 2017 at the Floor Price, Family Trading would receive 5,034,161 common shares.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

During the six months ended June 30, 2017 the Company drew down and repaid the following amounts:

Date	Amount drawn / (repaid)
January 2017	(995)
February 2017	(3,036)
May 2017	(54)
June 2017	2,958
Total	(1,127)

The Company during the six months ended June 30, 2017 issued 2,590 common shares as payment for $1,198 of accrued fees and interest under the Amended Family Trading Credit Facility, that resulted in additional non-cash debt conversion expenses amounting to $842, included in Interest and finance costs in the accompanying Statement of comprehensive income/(loss) .

8.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

From March 30, 2017 to June 14, 2017 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of 50% interest in two newbuilding vessels (Hull No S443 and Hull No S444) and 100% interest in one newbuilding vessel (Hull No 2648). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet totaling $60,140, including $13,708, $14,455 and $31,977 pursuant to newbuilding agreements for Hulls No S443, No S444 and No 2648 respectively. Of these contractual commitments, $11,975 is payable in 2017 and $48,165 in 2018.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company's common stock, additional paid-in capital and dividends can be found in the Company's annual financial statements for the fiscal year ended December 31, 2016 which have been filed with the Securities and Exchange Commission on Form 20-F on March 14, 2017.

Reverse stock split: On May 11 and June 23, 2017, the Company effected a 1-for-20 and a 1-for-15 reverse stock split of its common stock respectively. There was no change in the number of authorized common shares of the Company. All share and per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, in these financial statements have been retroactively adjusted to reflect these reverse stock splits.

Series C preferred convertible shares: On February 17, 2017, the Company completed a private placement of 7,500 Series C shares for an aggregate principal amount of $7,500 with Xanthe. The Series C shares are convertible at the lesser of the following two prices: (i) $1,125.00 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such date of determination, but in no event will the conversion price be less than $0.25. The Series C shares may not be converted if, after giving effect to the conversion, a holder together with certain related parties would beneficially own in excess of 4.99% of the Company's outstanding common shares. Holders of Series C shares shall have no voting rights. The Company at its option shall have the right to redeem the outstanding Series C shares at an amount equal to 120% of the Conversion Amount being redeemed. The Series C shares shall be subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of a Triggering Event. A Triggering Event includes, among other things, certain bankruptcy proceedings, the delisting of the Company's common shares from Nasdaq, failure to timely deliver common shares upon conversion, failure to pay cash upon redemption, or failure to observe or perform certain covenants. Further, at any time after the tenth business day before the first year anniversary of the issuance of the Series C shares, the holders may require the Company to redeem all or any number of Series C shares held at a purchase price equal to 100% of the Conversion Amount of such shares. The holders the Series C shares shall be entitled to receive quarterly dividends at a rate of 8% per annum payable in common shares, except that any dividend not paid in common shares shall be payable in cash. Capitalized terms are defined in the Statement of Designations of the Series C shares. During the period ended June 30, 2017 the Company issued 6,502,660 common shares upon the conversion of 2,815 Series C shares and 243 common shares as a commitment fee pursuant to the Series C shares sale agreement.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the "Series D shares") to Tankers Family Inc., a company controlled by Lax Trust for $1 pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date the currently outstanding loans with ABN Amro and NORD/LB, or loans with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos Pistiolis maintain a specific minimum ownership interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company's issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share.

Common stock purchase agreement: On February 2, 2017, the Company, entered into an agreement with Kalani, under which the Company may sell up to $40,341 of its common stock to Kalani over a period of 24 months, subject to certain limitations (the "Common stock purchase agreement"). Proceeds from any sales of common stock will be used for general corporate purposes. Kalani has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company has issued $606 of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement. As of June 30, 2017, the Company had received proceeds (net of 1% fees), amounting to $29,306 and issued 2,090,961 common shares, out of which 3,628 shares refer to commitment fees. The Common stock purchase agreement does not determine a fixed price for the issuance of shares, therefore the number of common shares that are going to be issued under this agreement cannot be estimated. During the six months ended June 30, 2017, the Common stock purchase agreement was amended four times in order to increase the amount of the offering and the commitment fee.

Warrants: During the period ended June 30 2017 the Company issued 1,429 common shares upon the exercise of 274,265 warrants. As of June 30, 2017 the Company had 2,399,141 warrants outstanding relating to the follow-on offering of June 6, 2014, which entitle their holders to purchase 17,081,886 of the Company's common shares at an exercise price of $0.35, as it may be further adjusted. Furthermore the issuance of the Series C shares constituted an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each holder shall have the right, but not the obligation, to, in any exercise of warrants, designate the Variable Price (as defined in the Warrant Agreement) at which the Series C shares are convertible, namely the lesser of: (i) $1,125.00 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such date of determination, but in no event will the conversion price be less than $0.25.

10.	(Loss)/Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's stock incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes:

•	any incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding,
•	the potential dilution that could occur if warrants to issue common stock (see Note 9) were exercised, to the extent that they are dilutive, using the treasury stock method,
•
the potential dilution that could occur if Series B convertible preferred shares were converted, using the if-converted method weighted for the period the Series B convertible preferred shares were outstanding,

•	the potential dilution that could occur if Series C shares were converted (see Note 9), using the if-converted method weighted for the period the Series C shares were outstanding,
•	the potential dilution that could occur if the outstanding balance of principal, interest and fees of the Family Trading facility were converted (see Note 7), using the if-converted method,
•	the potential dilution that could occur if the Company completes all sales pursuant to its Common stock purchase agreement, using the if-converted method, and
•	any shares granted and vested but not issued up to the reporting date.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The components of the calculation of basic and diluted earnings per share for the periods ended June 30, 2016 and 2017 are as follows:

	Six months ended June 30,
	2016	2017
Income:
Net income/(loss)	290	(5,838)

Earnings per share:
Weighted average common shares outstanding, basic and diluted	11,422	337,138

Earnings/(Loss) per share, basic and diluted	25.39	(17.32)

For the period ended June 30, 2016, no potential dilution that could occur if our 5,273,820 warrants outstanding as of June 30, 2016 to issue common stock were exercised was included in the calculation of diluted earnings per share, since the warrants were not "in the money". For the period ended June 30, 2017 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

11.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long term loans, related party loans, accounts payable due to suppliers, amounts due from/to related parties, accrued liabilities, interest rate swaps, convertible preferred shares and warrants granted to third parties.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under the loan facility with ABN Amro Bank, NORD/LB Bank and Alpha Bank on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company has entered into three interest rate swap agreements with ABN Amro Bank, another interest rate swap agreement with NORD/LB Bank and might enter into more interest rate swap agreements in the future.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of the credit facilities.

The fair value of bank debt approximates the recorded value due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and, hence, bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company and, hence, they are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

Interest rate swap agreements

The Company has entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. The Company has entered into the following agreements with ABN Amro Bank and Nord/LB Bank relating to interest rate swaps, the details of which were as follows:

Agreement Date	Counterparty	Effective (start) date:	Termination Date:	Notional amount on effective date	Interest rate payable
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$16,575	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	$20,700	2.0800%
December 19, 2016	ABN Amro Bank	December 21, 2016	August 10, 2022	$19,450	2.1250%
March 29, 2017	NORD/LB Bank	May 17, 2017	May 17, 2023	$21,139	2.1900%

The fair value of the swaps was considered by the Company to be classified as Level 2 in the fair value hierarchy since their value was being derived by observable market based inputs. The Company will pay a fixed rate and will receive a floating rate for these interest rate swaps. The fair values of these derivatives determined through Level 2 of the fair value hierarchy were derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.

Warrant liability

The Company's warrants outstanding as of December 31, 2016 and June 30, 2017, are recorded at their fair values. As of June 30, 2017 the Company's derivatives consisted of 2,399,141 warrant shares outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014, as depicted in the following table:

Warrants Outstanding December 31, 2016	Warrant Shares Outstanding December 31, 2016	Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2016
2,673,406	3,381,791	5 years	$1.97	3,222
* Applying the Variable Exercise Price as applicable at December 31, 2016

Warrants Outstanding June 30, 2017	Warrant Shares Outstanding June 30, 2017	Term	Warrant Exercise Price	Fair Value – Liability June 30, 2017
2,399,141	17,081,886	5 years	$0.35	1,397
* Applying the Variable Exercise Price as applicable at June 30, 2017

Fair value of financial liabilities

The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying consolidated balance sheets, analyzed by fair value measurement hierarchy level:

		Fair Value Measurement at Reporting Date
As of December 31, 2016	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Non-current asset	300	-	300	-
Non-current liability	3,563	-	341	3,222
As of June 30, 2017
Non-current asset	202	-	202	-
Non-current liability	2,028	-	631	1,397

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the six months ended June 30, 2017:

Closing balance – December 31, 2016	3,222
Change in fair value of warrants, included in the consolidated statements of comprehensive income/(loss)	(1,679)
Adjustment for cashless exercise of warrants, included in Additional paid-in capital line item of consolidated balance sheets	(146)
Closing balance – June 30, 2017	1,397

Derivative Financial Instruments not designated as hedging instruments:

The Company's interest rate swaps did not qualify for hedge accounting. The Company estimates the fair value of its derivative financial instruments at the end of every period and reflects the resulting unrealized gain or loss during the period in Gain/(loss) on derivative financial instruments in the statement of comprehensive income/(loss) as well as presenting the fair value at the end of each period in the balance sheet.

The major unobservable input in connection with the valuation of the Company's warrants is the volatility used in the valuation model, which is approximated by using 2-year weekly historical observations of the Company's share price. The annualized 2-year weekly historical volatility that has been applied in the warrant valuation as of June 30, 2017 was 169.16%. A 5% increase in the volatility applied would lead to an increase of 8.2% in the fair value of the warrants. The fair value of the Company's warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.

Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2016	Fair Value at June 30, 2017	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2016	Value June 30, 2017
Warrants	3,222	1,397	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	104.70%	169.16%

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive income/(loss) are presented below:

	Amount of gain/(loss) recognized in Statement of comprehensive income/(loss) located in gain on Derivate Financial Instruments
	June 30, 2016	June 30, 2017
Interest rate swaps- change in fair value	(156)	(388)
Interest rate swaps– realized loss	-	(234)
Warrants- change in fair value	1,376	1,679
Total	1,220	1,057

12.	Mezzanine Equity

A discussion of the Company's Mezzanine equity can be found in the Company's annual financial statements for the fiscal year ended December 31, 2016 which have been filed with the Securities and Exchange Commission on Form 20-F on March 14, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The following table summarizes the activity in mezzanine equity since December 31, 2016:

Series B convertible preferred stock	Total
Balance December 31, 2016	1,741
Conversions of Series B convertible preferred stock to common stock	(1,372)
Balance June 30, 2017	369

During the period ended June 30, 2017 the Company issued 23,331 common shares upon the conversion of 1,660 Series B convertible preferred shares. As of June 30, 2017 there are 446 Series B convertible preferred stock outstanding, pursuant to conversions of Series B convertible preferred stock to common stock from February 6 to June 30, 2017.

13.	Investments in unconsolidated joint ventures

On March 30, 2017, the Company, through its wholly-owned subsidiary, Lyndon International Co., acquired a 49% ownership interest in City of Athens from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4,200. City of Athens is a party to a newbuilding contract for the construction of Hull No S-443, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in January 2018. Furthermore on March 30, 2017, the Company, through its wholly-owned subsidiary, Gramos Shipping Company Co., acquired a 49% ownership interest in Eco Nine from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3,500. Eco Nine is a party to a newbuilding contract for the construction of Hull No S-444, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in April 2018. On June 14, 2017 the company acquired an additional 1% interest in City of Athens and in Eco Nine for an aggregate consideration of $157, increasing the Company's interest in both companies to 50%. On June 3 and May 1, 2017 the Company advanced $1,495 to City of Athens and another $1,495 to Eco Nine respectively to cover upcoming newbuilding installments. Finally fees and costs related to the investments amounting to $353 were accounted for as part of the investment.

On June 30, 2017 the Lax Trust sold its 50% remaining interest in City of Athens and in Eco Nine to Gunvor S.A. ("Gunvor"), a non-affiliated company and on July 7, 2017 the Company entered into a joint venture agreement with Gunvor. Furthermore upon both vessels delivery from Hyundai, each of the two vessels will enter into time charter employments with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor, for three years firm plus two additional optional years. The Company's exposure is limited to its share of the net assets of City of Athens and Eco Nine proportionate to its 50% equity interest in these companies. Generally, the Company shares in the profits and losses, cash flows and other matters relating to its investments in City of Athens and in Eco Nine in accordance with its ownership percentage. The vessels are managed by CSM, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has significant influence but not control over the investment. The Company is obligated to contribute funds for yard installments in relation to the construction of the newbuilding vessels of the companies, as needed and proportionate to its 50% equity interest in these companies.

A condensed summary of the financial information for equity accounted investments 50% owned by the Company shown on a 100% basis are as follows (in thousands):

	June 30, 2017
	City of Athens	Eco Nine
Current assets	37	37
Non-current assets	4,740	3,136
Current liabilities	-	-
Long-term liabilities	-	-
Net operating revenues	-	-
Net loss	(2)	(18)

14.	Subsequent Events

On July 12, 2017, the Company entered into a note purchase agreement and issued an unsecured promissory note to Xanthe in the principal amount of $3,060 for a cash consideration of $3,000, with a mandatory redemption no later than November 7, 2017.

On July 17, 2017, the Company signed a commitment letter with AT Bank for a senior debt facility (the "Senior Facility") of up to $23,500 to fund the delivery of Hull No 2648, due for delivery in the third quarter of 2017. The Senior Facility remains subject to the agreement and the execution of customary legal documentation. The Senior Facility will be payable in 20 consecutive quarterly installments of $325, commencing three months from draw down, and a balloon payment of $17,000 payable together with the last installment. The Senior Facility will bear interest at LIBOR plus a margin of 4% and a commitment fee of 2% per annum will be payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On the same date the Company signed a commitment letter also with AT Bank for a senior debt facility of up to $8,993 for the pre-delivery financing of Hull No 2648 (the "Predelivery Facility"). The Predelivery Facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of Hull No 2648 due for payment between August 2017 and May 2018 and will be repaid from the proceeds of the Senior Facility on the drawdown of the latter. The Predelivery Facility will bear interest at LIBOR plus a margin of 8.5% and a commitment fee of 4.25% per annum will be payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.